Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.220.8412 F: +1 202.637.3593 ericsimanek@eversheds-sutherland.us

April 14, 2023

VIA EDGAR

Eric Envall

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

Pre-Effective Amendment No. 2

CIK No. 0001610940

Dear Mr. Envall:

Enclosed for filing electronically is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 for ETF Managers Group Commodity Trust I (the “Registrant”) registering shares of the Breakwave Tanker Shipping ETF (the “Fund”). The sole purpose of this filing is to replace the auditor’s opinion to include a PCAOB number. This filing also reflects non-material comments received from the National Futures Association.

Best regards,

/s/ Eric Simanek

Eric Simanek
202-220-8412
ericsimanek@eversheds-sutherland.us